Exhibit 99.1

ImmunoPrecise Antibodies Announces Grant of Stock Options

VICTORIA, British Columbia--(BUSINESS WIRE)--January 6, 2021--IMMUNOPRECISE ANTIBODIES LTD. (“IPA” or the “Company”) (NASDAQ: IPA) (TSXV: IPA), a leader in full-service, therapeutic antibody discovery, today announced that its board of directors has approved the grant of 25,000 stock options (the “Options”) under its stock option plan to acquire up to an aggregate of 25,000 common shares in the capital of IPA (“Common Shares”). Each of the five non-executive directors of IPA has been granted 5,000 Options.

Each Option is exercisable for a period of five years from the date of grant at an exercise price of C$20.30 per Common Share. One quarter of the Options granted to each director will vest every three months from the date of grant.

About ImmunoPrecise Antibodies Ltd.

IPA is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. IPA’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward-Looking Information and Statements

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the vesting schedule of the Options. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, those risks discussed in the Company’s Annual Information Form dated November 16, 2020 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated December 28, 2020 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on the forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Frédéric Chabot
1-438-863-7071
frederick@contactfinancial.com